2475 Hanover Street	Tel 650.233.4500
Palo Alto, CA 94304-1114	Fax 650.233.4545
www.pillsburylaw.com
February 15, 2007
Noelle Matteson
Phone 650.233.4523
Fax: 650.233.4545
noelle.matteson@pillsburylaw.com
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Morgan Youngwood

Re:	US Dataworks, Inc. Form 10-KSB for the fiscal year ended March 31, 2006 File June 29, 2006 Form 10-QSB for the fiscal period ended September 30, 2006 Filed November 14, 2006 File No. 001-15385
Ladies and Gentlemen:
     On behalf of US Dataworks (the “Registrant”), this letter responds to comments on the above-referenced Form 10-KSB and Form 10-QSB received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 1, 2007. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.
Form 10-KSB Filed on June 29, 2006
Item 6. Management’s Discussion and Analysis of Plan of Operations
Critical Accounting Policies — page 6
We note that you have identified revenue recognition and concentrations of credit risk as your only critical accounting policies. Tell us your consideration of discussing all significant areas that have assumptions and estimates that are subject to judgment and uncertainty. For instance, it appears that you apply assumptions and estimates that are subject to judgment when testing for goodwill impairment. If this is correct, your

February 15, 2007

disclosure should clarify the type of assumptions and estimates used, how you arrive at the estimates and related assumptions, how accurate the estimates/assumptions have been in the past and whether the estimates/assumptions are reasonably likely to change in the future. We refer you to Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response: We note the Staff’s comments and will provide further disclosure as requested in future filings.
Item 7. Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition-page 21
2. We note from your disclosures here and your Form 8-K filed on August 30, 2005 that you entered into an integrated license, maintenance and services agreement with American Express Company. We further note from your disclosures that revenues generated from this agreement are being recognized under the percentage-of-completion contract accounting method. Please address the following comments with respect to your accounting policy for this agreement:
•	Please clarify the terms of this arrangement, including (but not limited to) all elements of the arrangement, delivery terms and payment terms. Please clarify the services that you are required to perform in this arrangement and the scope of the maintenance services.
     Response: The Registrant’s integrated license, maintenance and services agreement with American Express Company consists of two related agreements. The first agreement is the Master License Agreement with American Express Travel Related Services Company, Inc. (“AMEXCO”), effective as of October 15, 1999, as amended on July 22, 2005 (the “License Agreement”). Pursuant to the License Agreement, the Registrant granted AMEXCO a license to use certain of the Registrant’s products for a 10-year term, ending August 2015, for an aggregate of $2,380,000. The License Agreement also provides for annual maintenance fees for the term of the license ranging from $476,000 in year 1 to $302,848 in year 10. The scope of the maintenance services ranges from the correction and repair of licensed products to providing the customer with all revisions, updates, improvements, modifications and enhancements to the licensed products.

February 15, 2007

     The second agreement is a Master Agreement for Consulting Services (“Consulting Agreement”) with AMEXCO dated as of June 16, 2005. Pursuant to the Consulting Agreement, the Registrant will provide certain consulting services from time to time as mutually agreed upon and set forth in schedules (each a “Schedule”). In August 2005, the Registrant received a Schedule and purchase order for certain consulting services and professional fees of $1,200,000 for customization of Registrant’s software for AMEXCO’s environment and training in the use of the Registrant’s products (the “2005 Schedule”). In September 2006, the Registrant received a second Schedule and purchase order for certain consulting services and professional fees of $1,521,250 for software customization and development services for additive features and procedures necessary to complete the project (the “2006 Schedule”).
•	Tell us whether this arrangement involves significant customization or modification of the software license and explain how you considered the guidance in paragraphs 63 to 71 of SOP 97-2 when determining that it is appropriate to apply contract accounting to this arrangement.
     Response:
     Paragraph 65 of SOP 97-2 states that, in order to account for services separately for the service element of an arrangement, the services must not be essential to the functionality of any other element of the transaction. The work provided under the 2005 Schedule was deemed essential to the significant customization of vendor software to the user’s environment. Thus, the Registrant respectfully submits that the application of contract accounting to the work under the 2005 Schedule was deemed appropriate. The services performed under the 2006 Schedule were for the customization and development of additive features and procedures to our software but were not essential to the functionality of the arrangement. Thus, as stated in paragraph 66 of SOP 97-2, revenue allocated to the service element should be recognized under the 2006 Schedule as the services are performed.
•	Clarify whether the payment processing service and maintenance elements of this arrangement are in the scope of SOP 97-2. If so, explain how you have applied the guidance in paragraphs 10 and 57 of SOP 97-2 to allocate fair value to the elements in this arrangement. Additionally, clarify how you have considered the guidance in AICPA Technical Practice Aid 5100.49. If these elements are not in the scope of SOP 97-2, clarify how you have applied the guidance of EITF 00-21 to allocate the fair value in this arrangement to the elements in this arrangement.

February 15, 2007

     Response:
     The Registrant respectfully submits that the recognition of the payment processing service and maintenance fees under the 2005 Schedule are within the scope of SOP 97-2. As indicated in SOP 97-2 paragraph 10, for an arrangement including multiple elements, it must be probable that the price, once established, will not change and since the annual maintenance fees under the 2005 Schedule are contractually agreed upon over the 10 years of maintenance support, it was deemed appropriate to recognize revenue ratably. The Registrant utilized the guidance in AICPA Technical Practice Aid 5100.49 which states if the software vendor has vendor specific objective evidence of the fair value of such Post Contract Services (PCS) related services that has been determined pursuant to Paragraph 57 of SOP 97-2, those PCS related services should be accounted for separately. Paragraph 57 of SOP 97-2 states that, if a multiple element software arrangement includes explicit or implicit rights to PCS, the fair value of the PCS should be determined by reference to the price the customer will be required to pay at the renewal rate. Since the 2005 Schedule maintenance fees are for an annual term, are specifically stated in the contract, are not subject to change, and are explicitly PCS, management determined that the portion of the renewal rate allocated to the maintenance fees should be recognized as revenue ratably over the term of the PCS arrangement, because the PCS services are assumed to be provided ratably.
•	Clarify how you are recognizing revenue for each element in this arrangement. As part of your response, tell us why you believe that it is appropriate to measure performance using the using total contact costs, including direct materials and reimbursable contract costs. Clarify how such costs accurately measure performance and explain how your accounting complies with paragraphs 82 through 84 of SOP 97-2.
     Response: There are three elements to the AMEXCO arrangement: licensing, maintenance, and professional services. For license revenues under the License Agreement, SOP 97-2 paragraphs 64, 69, 70, 71 and 74 indicate that contract accounting is the appropriate method for revenue recognition related to the license fees to be recognized under the License Agreement. The main reason for this is that the professional services in the AMEXCO arrangement are essential to the functionality of the software, therefore, the professional services do not qualify for separate accounting and the entire arrangement (both professional services and the license of the software) must be accounted for using contract accounting. The professional services include significant alterations and complex interfaces to be functional in the customer’s environment, along with the associated costs, and there are several milestones that must be achieved as part of customer acceptance. To measure costs, paragraph 83 of SOP 97-2 indicates that labor

February 15, 2007

hours are often chosen as the basis for measuring progress to completion. The Registrant estimated the number of professional hours that would be needed to complete the project. As professional services hours were completed, those hours were compared to the estimated hours needed to complete the project and a percent of completion was determined. The Registrant followed the guidance of paragraph 83 of SOP 97-2 and used labor hours as the measure of progress to completion. SOP 81-1 deems the percentage of completion method to be preferable when estimates are reasonably determinable. The License Agreement includes provisions that clearly specify the goods or services to be received, the consideration to be exchanged, the manner and terms of settlement, and the Registrant and AMEXCO can both be expected to satisfy and/or perform their respective obligations under the contracts.
     The maintenance revenues generated under the License Agreement are recognized on a straight-line basis over the life of the License Agreement.
     The professional services revenues generated under the Consulting Agreement are recognized when the services are provided pursuant to the Schedule and purchase order.
•	Tell us how much revenue has been recognized for this particular agreement for the year ended March 31, 2006 and the six months ended September 30, 2006. Your response should clarify the amount of revenue recognized from this agreement by category as described in your statement of operations.
     Response: For the year ended March 31, 2006, the Registrant recognized $2,261,000 in license revenue under the License Agreement and $1,200,000 in professional services revenue under the 2005 Schedule. For the six months ended September 30, 2006, the Registrant recognized $59,500 in license revenue under the License Agreement. The professional services under the 2005 Schedule were completed in March 2006 and, as a result, no professional services revenue were recognized for the six months ended September 30, 2006. In the six months period ending September 30, 2006 the Registrant has recognized $634,481 under the 2006 Schedule.
     In response to the Staff’s Comment 2, the Registrant will revise its disclosure in future filings to provide better clarity as to the services rendered and the revenues generated under the License Agreement and Consulting Agreement.
3. Tell us why a copy of integrated license, maintenance and services agreement with American Express Company was not filed as an Exhibit in accordance with Item 601 of Regulation S-B when it appears to be a material agreement.

February 15, 2007

     Response: The Registrant will file the License Agreement, including the July 22, 2005 amendment, as exhibits to its Form 10-QSB for the quarter ended December 31, 2006.
     With respect to the Consulting Agreement, the Registrant respectfully submits that this agreement is not a material agreement as it does not provide for the purchase of any services or provide any guarantee of revenue or future purchase of any services. The Consulting Agreement merely sets forth the terms and conditions under which the parties will be governed in the event AMEXCO purchases any services. Any such purchases will be, and have been, through a purchase order, if at all.
Goodwill, page F-22
4. We note from your disclosures that you did not have an impairment of goodwill for the fiscal years ended March 31, 2006 and 2005. Please tell us how your evaluation of goodwill for impairment complied with paragraphs 19 and 20 of SFAS 142. In addition, your disclosures indicate that fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Please explain how you apply this combination to determine the fair value of your reporting unit and explain how your estimate of fair value complied with paragraphs 23 through 25 of SFAS 142. Address whether the application of these models had different outputs of fair value and whether any of the models indicated impairment prior to combining the results. Indicate how your determination of fair value factored in your history of operating losses and cash flow deficits from operating activities.
     Response: The Registrant obtained a fair value opinion of the reporting unit from an independent consulting firm in conformance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation (“Fair Value Opinion”). SFAS 142 states that the impairment of an intangible asset, such as goodwill, is measured in a two step process. According to SFAS 142 paragraph 19, the first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, then goodwill is not impaired and the performance of the second step would not be required. Per the Fair Value Opinion, the reporting unit’s fair value was determined to exceed its carrying value. Thus, goodwill was not considered to be impaired and the analysis does not continue to the second step, as mentioned in paragraph 20 of SFAS 142. The valuation study performed by the independent consulting firm considered all three valuation models as discussed in paragraphs 23 through 25 of SFAS 142 and none of the models yielded a fair value that was less than the reporting unit’s carrying value. In performing the fair value calculation under these three models, the independent consulting firm, with

February 15, 2007

input from the Registrant, assigned a specific risk premium to discount the value of the reporting unit in order to factor in the Registrant’s history of operating losses and cash flow deficits from operating activities. The Registrant will revise its future filings to provide better clarity as to the Registrant’s impairment of goodwill.
Note 10. Restatement of Quarterly Information-page 36
5. We note from your disclosures that you concluded that it was necessary to restate the financial results for the interim periods ended June 30, September 30, and December 31, 2005 to reflect additional non-operating gains and losses related to certain features included in debt that required derivative treatment. Tell us why you did not file an Item 4.02 Form 8-K to disclose non-reliance on previously issued interim financial statements.
     Response: We note the Staff’s comment and an Item 4.02 Form 8-K filed contemporaneously with this letter to disclose non-reliance on the financial statements for interim periods ended June 30, September 30, and December 31, 2005.
Form 10-QSB for the quarterly period ended September 30, 2006
Note 2. Summary of Significant Accounting Policies
Revenue Recognition-page 6
6. We note your disclosure on page 18 with respect to the revenue recognized from the integrated license, maintenance and service agreement with a significant customer. Please address the following comments:
•	We note that the decrease in revenue recognized is “primarily due to the significant license revenue recorded in the prior year period associated with the signing of the integrated license, maintenance and service agreement with a significant customer.” Please clarify why the signing of this agreement would generate significant license revenue. Please explain how you determined that you had met all the criteria of SOP 97-2 to recognize this revenue upon signing the agreement.
     Response: As noted above in response to Comment 2, the Registrant amended the License Agreement in July 2005. This amendment provided for $2,380,000 in license revenue. The license fees are considered fully earned at the completion of acceptance testing of the products, which can be completed no later than four weeks after commencement. Accordingly, the $2,380,000 of license revenue was recognized on a percentage of completion basis from the date that the License Agreement became a

February 15, 2007

binding agreement, July 2005, to the period four weeks beyond the estimated product installation date. To date, we have recognized $2,320,500 in license revenue, with the remaining $59,500 to be recognized upon completion of final testing.
•	We note from your disclosure on page 18 of the filing that you expect the integrated license, maintenance and services agreement with a significant customer will generate additional annual maintenance revenues of $400,000 beginning in the latter part of fiscal 2007. Tell us what these additional maintenance fees represent and how you plan to recognized revenue for them.
     Response: As noted above in response to Comment 2, the License Agreement provides for an annual maintenance fee during the term of the license. The Registrant recognizes this maintenance revenue on a straight-line basis.
•	We further note from your disclosures on page 18 of the filing that you recorded service revenues in connection with an additional $1.5 million professional services agreement with American Express that was signed in September 2006. Clarify whether you are accounting for these professional service fees as an element of your August 2005 license agreement with American Express or as a separate agreement. Explain how you have applied the guidance in AICPA Technical Practice Aid 5100.39.
     Response: As noted above in response to Comment 2, the $1,521,250 in professional services is pursuant to the 2006 Schedule and the Registrant will recognize the professional services revenue when the services are provided as set forth in the 2006 Schedule. In determining when to recognize revenue for the services provided under the 2006 Schedule, Registrant followed the guidance in AICPA Technical Practice Aid 5100.39 which states that professional services revenues generated under the Consulting Agreement are recognized when the services are provided pursuant to the 2006 Schedule since different elements of the License Agreement and Consulting Agreement are closely interrelated or interdependent in terms of design, technology or function, as noted above in response to Comment 2.
     In response to the Staff’s Comment 6, the Registrant will revise its disclosure in future filings to provide better clarity as to the services rendered and the revenues generated under the License Agreement and Consulting Agreement.
* * * * *

February 15, 2007

     In connection with the foregoing response to the Staff’s comments, the Registrant hereby acknowledge that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to John McLaughlin at (713) 934-3855 ext. 227 or to the undersigned at (650) 233-4523. Comments may also be sent to Mr. McLaughlin via facsimile to (713) 690-1426.
Very truly yours,
/s/ Noelle Matteson
Noelle Matteson

cc:	Charles E. Ramey John J. Figone, Esq. John T. McLaughlin Jack Leal R.S. Bebb

bcc:	S. Hu E. Lawrence